EQX LLC

(a wholly-owned subsidiary of EQX Investor Capital LLC)
**Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2020**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70193

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____07/22/19_____ AND ENDING _____12/31/20_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

  EQX LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                    148 Lafayette Street
                                     (No. and Street)

New York   NY   10013
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg   (908) 743-1307
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                    BK Accountants CPAs, PLLC
                (Name - if individual, state last, first, middle name)
48-19 43rd Avenue   Sunnyside   NY   11104
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

EQX LLC
(a wholly-owned subsidiary of EQX Investor Capital LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.

[x] Facing Page.

[x] Statement of Financial Condition.

[ ] Statement of Operations.

[ ] Statement of Changes in Members' Equity.

[ ] Statement of Cash Flows.

[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report.

[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Matthias Pitkowitz, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to EQX LLC at December 31, 2020, i true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Matthias Pitkowitz
Signature

CEO
Title

State of Texas, County of Hays
Subscribed and sworn
to before me
on 02/26/2021 by Matthias Pitkowitz who provided identification of: US Government Issued ID

Nicholas Upchurch



Nicholas Upchurch

ID NUMBER
132908978
COMMISSION EXPIRES
February 3, 2025

Notarized online using audio-video communication



BK Accountants CPAs, PLLC
48-19 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of EQX LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EQX LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of EQX LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of EQX LLC's management. Our responsibility is to express an opinion on EQX LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EQX LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BK Accountants CPAs, PLLC

We have served as EQX LLC's auditor since 2020.

Sunnyside, NY

February 22, 2021

EQX LLC
(a wholly-owned subsidiary of EQX Investor Capital LLC)

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	20,937
Due from clearing broker		75,004
Prepaid expenses		4,621
Total assets	$	100,562
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	29,978
Member's equity		70,584
Total liabilities and member's equity	$	100,562

The accompanying notes are an integral part of these financial statements.

1.   **Nature of operations**

EQX LLC (the "Company") is limited liability company formed under the laws of the state of Delaware on June 7, 2018. The Company is a wholly-owned subsidiary of EQX Investor Capital LLC (the "Parent"). On July 22, 2019, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a broker-dealer providing long-term financial and strategic advisory services (including mergers and acquisitions), equity and debt capital raising as well as the operation of a trading platform registered with the SEC.

2.   **Summary of significant accounting policies**

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

2.   **Summary of Significant Accounting Policies (continued)**

The Allowance for Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company did not have any fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) that would have been impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company does not have any fees or other receivables and therefore there is no credit risk. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

3.   **Transactions with related parties**

The Company has an expense sharing agreement with an affiliate whereby the affiliate provides accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the affiliate for any or all costs that the affiliate has paid on behalf of the Company. These costs have not been recorded on the books of the Company.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $66,000 which exceeded the required net capital by approximately $16,000.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

5. **Going Concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor and should the Company have a need for capital, it has been able to rely upon its parent to infuse capital to cover overhead should that become necessary. Management has pledged additional support to the Company to enable it to operate for the next year should that become necessary.

6. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2020 and determined that there are no material events that would require disclosure in the Company's financial statements.